Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor	Successor	Predecessor	Successor
	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006
Fixed charges
Interest expense	$14	$302	$7	$153
Amortization of debt issuance costs and debt discount	—	16	—	8
Portion of rental expense representative of interest	31	29	13	14

Total fixed charges	$45	$347	$20	$175

Earnings
Income (loss) before income taxes	$325	$(118)	$173	$(41)
Fixed charges per above	45	347	20	175

Total earnings	$370	$229	$193	$134

Ratio of earnings to fixed charges	8.2	*	9.7	*

*	Earnings for the six and three month periods ended June 30, 2006 were inadequate to cover fixed charges by $118 million and $41 million, respectively.